Mercedes-Benz Auto Lease Trust 2018-A
Investor Report

Amounts in USD

Dates

Collection Period No.	26			
Collection Period (from... to)	1-Feb-2020	29-Feb-2020		
Determination Date	12-Mar-2020			
Record Date	13-Mar-2020			
Payment Date	16-Mar-2020			
Interest Period of the Class A-1 Notes (from... to)	18-Feb-2020	16-Mar-2020	Actual/360 Days	27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2020	15-Feb-2020	15-Mar-2020	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	266,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	460,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	460,000,000.00	114,608,648.37	63,537,729.19	51,070,919.18	111.023737	0.138125
Class A-4 Notes	100,253,000.00	100,253,000.00	100,253,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,286,253,000.00**	**214,861,648.37**	**163,790,729.19**	**51,070,919.18**		
Overcollateralization	213,751,414.83	231,447,209.45	232,363,830.92			
Total Securitization Value	**1,500,004,414.83**	**446,308,857.82**	**396,154,560.11**			
present value of lease payments	604,367,691.32	61,781,683.81	52,007,380.94			
present value of Base Residual Value	895,636,723.51	384,527,174.01	344,147,179.17			

	Amount	Percentage
Initial Overcollateralization Amount	213,751,414.83	14.25%
Target Overcollateralization Amount	232,500,684.30	15.50%
Current Overcollateralization Amount	232,363,830.92	15.49%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.750000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.200000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	2.410000%	230,172.37	0.500375	51,301,091.55	111.524112
Class A-4 Notes	2.510000%	209,695.86	2.091667	209,695.86	2.091667
Total		**439,868.23**		**$51,510,787.41**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,425,004,194.09**	**371,308,637.08**	**321,154,339.37**

Available 2018-A Collections	
Lease Payments Received	8,604,320.80
Net Sales Proceeds-early terminations (incl Defaulted Leases)	23,033,726.73
Net Sales Proceeds-scheduled terminations	20,173,590.83
Excess wear and tear included in Net Sales Proceeds	149,006.52
Excess mileage included in Net Sales Proceeds	381,874.08
Subtotal	**51,811,638.36**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	71,073.10
Total Available Collections	**51,882,711.46**

Distribution on the Exchange Note	
(1) Total Servicing Fee	371,924.05
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.52%)	779,748.14
(3) Exchange Note Principal Distributable Amount	50,731,039.27
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	0.00
Total Distribution	**51,882,711.46**

Available Funds ABS Notes	
Total Exchange Note Payments	51,510,787.41
Reserve Account Draw Amount	0.00
Total Available Funds	**51,510,787.41**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	439,868.23
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	51,070,919.18
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**51,510,787.41**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	371,924.05	371,924.05	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	439,868.23	439,868.23	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	230,172.37	230,172.37	0.00
thereof on Class A-4 Notes	209,695.86	209,695.86	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	439,868.23	439,868.23	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	51,070,919.18	51,070,919.18	0.00
Principal Distribution Amount	51,070,919.18	51,070,919.18	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,750,011.04
Reserve Fund Amount - Beginning Balance	3,750,011.04
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	4,629.06
minus Net Investment Earnings	4,629.06
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,750,011.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	4,629.06
Net Investment Earnings on the Exchange Note	
Collection Account	66,444.04
Investment Earnings for the Collection Period	71,073.10

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,500,004,414.83	35,633
Securitization Value beginning of Collection Period	446,308,857.82	13,920
Principal portion of lease payments	6,810,272.17	
Terminations- Early	20,519,933.81	
Terminations- Scheduled	17,924,656.60	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,899,435.13	
Securitization Value end of Collection Period	396,154,560.11	12,458

Pool Factor	26.41%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.90%
Weighted Average Remaining Term (months)	24.93	6.77
Weighted Average Seasoning (months)	12.68	32.67
Aggregate Base Residual Value	1,051,044,603.23	358,309,657.14
Cumulative Turn-in Ratio		92.30%
Proportion of base prepayment assumption realized life to date		58.81%
Actual lifetime prepayment speed		0.57%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	393,231,614.72	12,374	99.26%
31-60 Days Delinquent	1,833,027.78	53	0.46%
61-90 Days Delinquent	752,008.16	22	0.19%
91-120 Days Delinquent	337,909.45	9	0.09%
Total	396,154,560.11	12,458	100.00%

Delinquency Trigger		**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.275%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	749,668.78	24	25,679,962.35	679
Liquidation Proceeds	561,313.99		19,882,355.81	
Recoveries	329,758.11		4,991,962.62	
Principal Net Credit Loss / (Gain)	(141,403.32)		805,643.92	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.403)%
Prior Collection Period	0.652 %
Second Prior Collection Period	0.212 %
Third Prior Collection Period	0.276 %
Four Month Average	0.184%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.054%

Average Net Credit Loss / (Gain)   1,186.52

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	42,594,356.76	1,438	690,601,304.27	22,485
Sales Proceeds and Other Payments Received	41,229,284.36		686,806,238.93	
Residual Loss / (Gain)	1,365,072.40		3,795,065.34	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	3.889%
Prior Collection Period	8.213 %
Second Prior Collection Period	3.735 %
Third Prior Collection Period	(3.553%)
Four Month Average	3.071%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   0.253%

Average Residual Loss / (Gain)   168.78